SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

SAUER-DANFOSS INC.

(Name of Subject Company)

SAUER-DANFOSS INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

804137107
(CUSIP Number of Class of Securities)

Kenneth D. McCuskey
Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010
(515) 239-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

Peter Mirakian III, Esq.

Spencer Fane Britt & Browne LLP

1000 Walnut Street, Suite 1400

Kansas City, Missouri 64106-2140

Telephone:  (816) 292-8158

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 15, 2013 by Sauer-Danfoss Inc., a Delaware corporation (the “Company”), as amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Danfoss Acquisition, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark (“Danfoss”), to purchase all of the issued and outstanding shares of common stock of the Company (“Shares”) not already owned by Danfoss and its subsidiaries at a price per Share equal to $58.50 net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 15, 2013 and in the related Letter of Transmittal.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3.  Capitalized terms used in this Amendment No. 3 without definition shall have the meanings specified in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation” is hereby amended as follows:

Background of the Offer; Reasons for the Recommendation of the Special Committee.

Background of the Offer.

The last paragraph beginning on page 15 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“On January 10, 2013, the Special Committee held a telephonic meeting in which K&E and Lazard participated. Lazard updated the Special Committee with respect to its due diligence investigation of the Company undertaken in order to be able to properly advise the Special Committee with respect to the Proposal, and shared with the Special Committee its expected timeline for completion of this work. Lazard explained to the Special Committee that Lazard had held a call with the Company’s management where it requested due diligence information, including preliminary 2012 financial results and management’s financial forecasts for the Company.  The Company’s management informed Lazard that management was in the process of preparing forecasts for the Company and expected they would provide those forecasts, together with preliminary 2012 financial results, to Lazard on January 11, 2013.  During the telephonic meeting, the Special Committee and its representatives also discussed the telephonic meeting on December 21 among the Special Committee’s advisors and Danfoss’ advisors, the engagement of a financial public relations firm to assist the Special Committee in its public communications and requests from a stockholder of the Company (“Stockholder A”) to discuss the Proposal.”

The first full paragraph on page 16 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“On January 18, 2013, the Special Committee held a telephonic meeting in which K&E and Lazard participated. During the telephonic meeting, Lazard reviewed with the Special Committee the Management Case (as defined below) received by Lazard from the Company’s management on January 11, 2013 and, in response to a request from the Special Committee,

Lazard provided its preliminary observations with respect to the Management Case. The Management Case was prepared solely for purposes of discussions with the Special Committee and Danfoss regarding the Proposal and not in the ordinary course or with a view to public disclosure. Lazard described to the Special Committee key drivers and assumptions that the Company’s management had utilized in preparing the Management Case.  Management had assumed, among other things, (i) sales growth in developed markets that would significantly exceed likely gross domestic product growth and would occur consistently in every year until 2017 despite the highly cyclical nature of the Company’s end-markets, (ii) sales growth in China that would be approximately double forecasted growth of the Chinese hydraulics market, and (iii) market share gains would occur in every region and in every year without impact on margins.  Members of the Special Committee expressed concern that the management’s assumptions would not most accurately and reasonably reflect the Company’s expected future financial performance.  After a thorough discussion of the Management Case, including the reasonableness and achievability of certain assumptions on which the Management Case was based, and the risks and uncertainties related thereto, the Special Committee instructed Lazard to prepare various sensitivity analyses with respect to the assumptions relating to the Company’s expected sales growth rates and margins with the goal of arriving at a set of projections for the Company that would most accurately and reasonably reflect the Company’s expected future financial performance. The Special Committee underscored that the purpose of preparing and considering such sensitivity analyses was to arrive at a set of projections that would more accurately and reasonably reflect the Company’s expected future financial performance, recognizing that numerous factors could cause actual results to differ significantly from the forecasts.”

The third full paragraph on page 16 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“On January 24, 2013, the Special Committee held a telephonic meeting in which K&E and Lazard participated. During the meeting, Lazard presented to the Special Committee the various sensitivity analyses requested by the Special Committee with respect to the assumptions relating to the Company’s expected sales growth rates and margins.  The sensitivity analysis presentation analyzed the following six scenarios:  (i) management’s forecasts modified to reflect the market growth rates, rather than the sales growth rates, in each case provided by management (the “Market Growth Rates”) in each of the geographic regions; (ii) management’s forecasts modified to reflect the Market Growth Rates in each of the geographic regions except for China (which remained as the Company’s management forecasted); (iii) management’s forecasts modified to reflect the Market Growth Rates in each of the geographic regions and research and development expenditures as a percentage of sales unchanged from a 2012 base; (iv) management’s forecasts modified to reflect the Market Growth Rates in each of the geographic regions and EBITDA margins kept at historic levels; (v) management’s forecasts modified to reflect the Market Growth Rates in China, but with management’s forecasts with respect to sales growth rates in other geographic regions; and (vi) a downside growth scenario.  For each scenario, the presentation identified, among other things, the impact on the Company’s sales CAGR and estimated EBITDA for the years 2013 to 2017.  After a thorough discussion of these sensitivity analyses and certain of management’s assumptions and based on the business judgment and knowledge of the members of the Special Committee of the Company’s business and prospects and the industry in which the Company operates, the Special Committee determined that management’s assumptions that, among other things, (i) the sales growth in developed markets would significantly exceed likely gross domestic product growth and would occur consistently in every year until 2017 despite the highly cyclical nature of the Company’s end-markets, and (ii) the Company would gain market share in every region and in every year without impact on margins, were overly optimistic and presented significant risks and uncertainties as to whether they could be achieved. Consequently, the Special Committee instructed Lazard to prepare its analysis using the Management Case adjusted to reflect lower sales growth rates in certain geographic regions based on the Special Committee’s conclusion that such adjustments would result in a set of projections for the Company that would most accurately and reasonably reflect the Company’s expected future financial performance. See below under the heading “Financial Projections” for a detailed description of the Management Case and Adjusted Management Case.”

Reasons for the Recommendation of the Special Committee.

The second sub-bullet under the second bullet on page 20 of the Schedule 14D-9 is hereby amended by inserting the word “closing” immediately following the word “highest” and immediately prior the word “trading.”

The penultimate bullet beginning on page 20 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“Financial Condition and Prospects of the Company.  The Special Committee considered the current and historical financial condition, results of operations, competitive position, business strategy, strategic options and prospects of the Company, including the Company’s financial prospects if it were to remain as a public company and a majority-owned subsidiary of Danfoss based on the Adjusted Management Case and the Special Committee’s views as to the likelihood of achieving the Adjusted Management Case (as more fully described in the section titled “Financial Projections” below).  The Special Committee discussed the benefit to the Company’s stockholders of an acquisition of their Shares at a significant premium to the market price and a premium to the present value of the expected future market price of the Shares assuming the Company achieved the Adjusted Management Case, and the benefit to the stockholders of no longer being subject to the risks and uncertainties referred to below.  As a result of the foregoing and the factors described under “Costs of Remaining Public,” “Liquidity for Stockholders” and “Future Prospects of the Company” described below, the Special Committee determined that the Offer was advisable to, in the best interest of and more favorable to the Company’s unaffiliated stockholders than remaining a majority-owned public subsidiary of Danfoss.”

The second full bullet on page 21 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“Minimum Tender Condition.  The Special Committee also considered that the Minimum Tender Condition has the effect of ensuring that the Offer will not be consummated unless the number of Shares validly tendered in the Offer and not properly withdrawn represents a majority of the outstanding Shares that are not held by Danfoss, its affiliates (including Bitten & Mads Clausens Fond, the controlling stockholder of Danfoss, but excluding, for the avoidance of doubt, the Company), or their respective directors or officers, or by the directors and officers of the Company. The Special Committee also considered the fact that the Minimum Tender Condition is not waivable.  In addition, the Special Committee considered the discussions it and its advisors had with various stockholders of the Company and such stockholders’ views on the appropriate price for a Share, taking into account that such discussions represented the views of only a few stockholders holding less than a majority of the Shares not owned by Danfoss and that such stockholders did not have access to the Adjusted Management Case or the Management Case and were not aware of negotiations (including with respect to price) between the Special Committee and Danfoss subsequent to the public announcement of the Proposal.  The Special Committee considered the views of these stockholders taking into account their likely desire to encourage the Special Committee to obtain a higher price per Share than that reflected in the Proposal rather than expressing such stockholders’ views as to the intrinsic value of the Shares.  Furthermore, the Special Committee considered that the Minimum Tender Condition would ensure that the Offer would be consummated only if at least a majority of the unaffiliated stockholders of the Company were to tender their Shares.”

Opinion of the Financial Advisor.

The second full paragraph on page 26 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“The following is a summary of the material financial and comparative analyses that Lazard deemed to be appropriate for this type of transaction and that were reviewed with the Special Committee in connection with rendering its opinion. The summary of Lazard’s financial analyses described below does not recite every detail of the underlying analyses. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.”

Minority Buy-In Transactions

The first paragraph under the sub-heading “Minority Buy-In Transactions” on page 29 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“Lazard performed an analysis of premiums paid in all-cash minority buy-in acquisitions of all outstanding minority interests of U.S. public targets (excluding short-form mergers and other subsequent offerings) in excess of $250 million since January 1, 2002 conducted by the majority holders as of transaction announcement, as compared to unaffected stock prices. The following transactions, identified through Thomson Reuters SDC Platinum, were used for purposes of Lazard’s analysis:

Date Announced	Acquiror	Target
11/01/10	CNA Financial	CNA Surety

03/21/10	CONSOL Energy	CNX Gas
09/04/09	Fairfax Financial	Odyssey Re Holdings
08/12/08	Mitsubishi UFJ	UnionBanCal
07/21/08	Roche Holding	Genentech
03/10/08	Nationwide Mutual Insurance	Nationwide Financial Services
10/23/07	Investor Group	Waste Industries USA
07/17/07	Alfa Mutual	Alfa Corporation
11/20/06	Toronto-Dominion Bank	TD Banknorth
10/09/06	VNU	NetRatings
09/01/05	IYG Holding	7-Eleven
02/21/05	Novartis	Eon Labs
08/02/04	Cox Enterprises	Cox Communications
05/24/04	Westcorp	WFS Financial
02/19/02	Sabre	Travelocity.com

”

Item 8.  Additional Information.

Litigation.

The following paragraph is inserted as the last paragraph of this section immediately prior to the section titled “Regulatory Approvals” on page 34 of the Schedule 14D-9:

“On April 1, 2013, the plaintiffs in the Schacher Action and the Steward Action withdrew their respective motions for expedited proceedings originally filed on March 22, 2013.”

Financial Projections.

The following paragraph is inserted as the last paragraph of this section immediately prior to the section titled “Forward-Looking Statements” on page 38 of the Schedule 14D-9:

“As described under “Opinion of the Financial Advisor,” Lazard performed a discounted cash flow analysis of the Company based on the Adjusted Management Case. For illustrative purposes only, a discounted cash flow analysis of the Company was also performed and presented to the Special Committee based on the Management Case.  In light of the Special Committee’s direction to Lazard to utilize the Adjusted Management Case for purposes of its fairness evaluation due to the Special Committee’s assessment of the risks and uncertainties inherent in achieving the results underlying the Management Case, this discounted cash flow analysis was not used for purposes of Lazard’s evaluation of the fairness, from a financial point of view, of the Offer Price to be paid to holders of Shares (other than the Danfoss Group and, if applicable, holders of Shares as to which dissenter’s rights have been perfected) in the Offer and the Merger.  Such discounted cash flow analysis was prepared on the same bases as the discounted cash flow analysis of the Company based on the Adjusted Management Case, except that the Management Case was used rather than the Adjusted Management Case. This analysis, which was for illustrative purposes only, indicated an illustrative range of implied value per Share of $60.05 - $69.07.”

Forward-Looking Statements.

The third to last sentence of the paragraph under this heading is deleted in its entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAUER-DANFOSS INC.

By:	/s/ Kenneth D. McCuskey
Name:	Kenneth D. McCuskey
Title:	Vice President and Chief Accounting Officer, Secretary

Dated: April 4, 2013